Exhibit 99.1

Goldcorp Announces Three Finalists to Make Their $1 Million Pitch at #DisruptMining Live Finale

VANCOUVER, Feb. 25, 2019 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp") today announced the three finalists selected to pitch to the distinguished panel of judges at the #DisruptMining 2019 live finale. These innovative companies will present their technologies, which include a new drilling approach that can unlock the value in narrow vein deposits; a unique way of training artificial intelligence to autonomously operate a mineral processing facility; and an IoT application that increases the intelligence of belt conveyors used to transport material at mine sites.

Highlights:

  The three finalists selected to pitch their disruptive ideas and technologies at #DisruptMining are:
    Anaconda Mining: a revolutionary drilling approach that promises to unlock value for narrow vein deposits.
    ANDRITZ: training artificial intelligence to autonomously operate a mineral processing facility.
    Voith Turbo: an IoT application that increases the intelligence of belt conveyors.
  The finalists will compete for the opportunity to negotiate up to $1million* investment in the winning technologies at the live finale, Sunday March 3, 2019.

"#DisruptMining continues to represent the best of innovation in the mining industry. These finalists demonstrate break-through thinking and help build digital momentum in mining. The industry needs to help accelerate the development of these kinds of technologies," said Todd White, Goldcorp Chief Operating Officer and Executive Vice President of Operations. "We're thrilled to welcome each of them to the #DisruptMining community and look forward to learning more about each of these applications."

After a technical review by a group from the University of British Columbia, shortlisted submissions were reviewed by senior Goldcorp representatives to determine semi-finalists and finalists for #DisruptMining.  The three finalists pitching their disruptive technology to the distinguished panel of judges are:

  Anaconda Mining Inc., a TSX-listed gold mining company operating in Atlantic Canada, has developed an innovative, two-stage drilling method that enables economic mining of narrow-vein deposits. The technology, known as Sustainable Mining by Drilling (SMD), was developed in collaboration with Memorial University of Newfoundland. SMD has the potential to unlock value in existing deposits that were previously thought to be uneconomic to mine using traditional underground or surface mining methods. The developers also expect this technology could extend the life of current operations by allowing safe excavation to occur beyond the limits of current designs.
  ANDRITZ, a leading supplier of machines and automation solutions worldwide, has developed a unique and continuous way of training artificial intelligence to operate a mineral processing facility using ANDRITZ's digital twin. The AI is trained to respond to a variety of situations, making it capable of adapting to changing inputs and improving upset recovery time. The trained AI's ability to quickly process information and recommend data-driven solutions will allow for the improvement of the operation, such as start-up and shutdown, and assist operators to achieve plant-wide optimization.
  Voith Turbo, a division of Voith GmbH & Co. KGaA, whose IoT application BeltGenius creates a digital twin of belt conveyors which provides real-time insight into the behavior of the operation. Resulting from a constant learning system, this information is used to identify potential risks and inefficiencies, allowing for greater uptime, more efficient energy use, predictive maintenance and optimization of weight and speed. With BeltGenius, mine sites can operate their belt conveyors with greater control and consistency, increasing their savings on repairs and material transportation costs while reducing the environmental impact of traditional haul trucks.

Deciding the fate of the three finalists will be Ian Telfer, Chair of Goldcorp and acclaimed mining industry titan; Katie Valentine, Partner at KPMG Australia and Global Head of Mining Consulting; Sue Paish, CEO of Canada's Digital Technology Supercluster; Jacob Yeung, University of British Columbia student and #DisruptMining UBC Captain; and returning #DisruptMining judge Wal van Lierop, President & CEO, Chrysalix Venture Capital.

Co-hosted by KPMG, the #DisruptMining live finale will take place on Sunday, March 3, 2019 at the Rebel Entertainment Complex in Toronto during the Prospectors and Developers Association of Canada (PDAC) convention. Each finalist will present a short pitch video followed by a Q&A with the judges, in front of a live audience of nearly 600 people, demonstrating how their concept or technology has the potential to #DisruptMining. Goldcorp has committed the opportunity to negotiate for $1 million* toward a proof of concept or direct investment in the winning technology.

"KPMG is thrilled to co-host this industry defining event. #DisruptMining is driving mining innovation to new levels and putting Canada on the global stage in this rapidly changing industry. #DisruptMining is a great example of the convergence between exponential technology and the natural resources sector. This convergence is the focus of KPMG's new Ignition Centre and our increased investment in helping clients with digital transformation," said Armughan Ahmad, President & Managing Partner, KPMG Digital and Technology.

The #DisruptMining Expo
In addition to finalists, six semi-finalists will showcase their technologies at the #DisruptMining Innovation Expo. The Expo will take place on Sunday March 3, 2019 from 4 p.m. to 6:30 p.m. EST at Rebel Entertainment Complex in Toronto.

#DisruptMining Live Finale Sold Out
Tickets and sponsorship opportunities for the #DisruptMining expo and "shark-tank" style live event at the Rebel Entertainment Complex are completely sold out.

About #DisruptMining#DisruptMining offers entrepreneurs a platform to bring disruptive and exponential technologies to the sector, whether it's unlocking exploration opportunities; finding operational and production efficiencies; reducing the environmental footprint and delivering on sustainability commitments; or developing alternative ways to finance mines and capital projects. #DisruptMining incentivizes people with exponential technologies and rogue ideas, with a $1 million* opportunity to bring their disruption to mining. Approximately 90 submissions were received for #DisruptMining 2019. For more information please visit: www.disruptmining.com

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward-Looking Statements

Certain disclosures in this document constitute forward-looking statements, including the timing and completion of the #DisruptMining expo and live finale. In making the forward-looking statements, the Company has applied certain factors and assumptions that are based on the Company's current beliefs as well as assumptions made by and information currently available to the Company, including that the Company is able to execute the challenge in accordance with the terms described herein. Although the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect, and the forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such risk factors include, among others, those matters identified in its continuous disclosure filings, including its most recently filed annual information form. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

No purchase or skill-testing question is required, and the chances of earning a spot as a finalist or semi-finalist depend on the number and caliber of entries received during the submission period. The #DisruptMining challenge is open to all individuals or groups of individuals in Canada or the US (excluding residents of Florida) who are at least the age of majority in their province, state, territory or country of residence. Eligibility to earn an opportunity to negotiate an investment from Goldcorp requires travel to Toronto, Canada on March 3, 2019 and participation in the live finale event on March 3, 2019. For complete eligibility criteria, please refer to www.disruptmining.com

* CAD $1 million investment not guaranteed, and/or investment may be allocated among multiple finalists; exact level of investment, if any, is at Goldcorp's sole discretion and subject to completion of appropriate due diligence.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com

View original content:http://www.prnewswire.com/news-releases/goldcorp-announces-three-finalists-to-make-their-1-million-pitch-at-disruptmining-live-finale-300801383.html

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2019/25/c1162.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 13:18e 25-FEB-19